UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GWG HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

36192A 109

(CUSIP Number)

Jessica Magee, General Counsel

Beneficient Capital Company, L.L.C.

325 North St. Paul Street, Suite 4850

Dallas, Texas 75201

Phone: (888) 877-8786

With a copy to:

Emily Leitch

Jones Day

717 Texas, Suite 3300

Houston, Texas 77002-2712

Phone: (832) 239-3781

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 26, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

CUSIP No. 36192A 109

1	NAME OF REPORTING PERSONS Beneficient Capital Company, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500,000(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,500,000(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Beneficient Capital Company, L.L.C. (“BEN Capital”) is the record owner of 2,500,000 shares of Common Stock, $0.001 par value (the “Common Stock”), of GWG Holdings, Inc., a Delaware corporation (the “Issuer”), representing 7.6% of the outstanding shares of Common Stock of the Issuer. BEN Capital is a wholly-owned subsidiary of Beneficent Company Holdings, L.P. (“BEN Holdings”). BEN Holdings is also the managing member of BEN Capital. As a limited partnership, BEN Holdings is controlled by its general partner, The Beneficient Company Group, L.P. (“BEN”). As a limited partnership, BEN is controlled by its general partner, Beneficient Management, L.L.C. (“BEN Management”). As a result, each of BEN Holdings, BEN and BEN Management may be deemed to beneficially own all shares of Common Stock of the Issuer owned by BEN Capital based on its relationship with BEN Capital.

(2)	Based upon 32,975,411 shares of common stock (the “Common Stock”) of GWG Holdings, Inc. (the “Issuer”) outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1 filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on April 16, 2019 (the “Schedule 14F-1”).

CUSIP No. 36192A 109

1	NAME OF REPORTING PERSONS The Beneficient Company Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500,000(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,500,000(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN (Limited Partnership)

(1)	BEN Capital is the record owner of 2,500,000 shares of Common Stock of the Issuer, representing 7.6% of the outstanding shares of Common Stock of the Issuer. BEN Capital is a wholly-owned subsidiary of BEN Holdings. BEN Holdings is also the managing member of BEN Capital. As a limited partnership, BEN Holdings is controlled by its general partner, BEN. As a limited partnership, BEN is controlled by its general partner, BEN Management. As a result, each of BEN Holdings, BEN and BEN Management may be deemed to beneficially own all shares of Common Stock of the Issuer owned by BEN Capital based on its relationship with BEN Capital.
(2)	Based upon 32,975,411 shares of Common Stock of the Issuer outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1.

CUSIP No. 36192A 109

1	NAME OF REPORTING PERSONS Beneficient Company Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500,000(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,500,000(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN (Limited Partnership)

(1)	BEN Capital is the record owner of 2,500,000 shares of Common Stock of the Issuer, representing 7.6% of the outstanding shares of Common Stock of the Issuer. BEN Capital is a wholly-owned subsidiary of BEN Holdings. BEN Holdings is also the managing member of BEN Capital. As a limited partnership, BEN Holdings is controlled by its general partner, BEN. As a limited partnership, BEN is controlled by its general partner, BEN Management. As a result, each of BEN Holdings, BEN and BEN Management may be deemed to beneficially own all shares of Common Stock of the Issuer owned by BEN Capital based on its relationship with BEN Capital.
(2)	Based upon 32,975,411 shares of Common Stock of the Issuer outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1.

CUSIP No. 36192A 109

1	NAME OF REPORTING PERSONS Beneficient Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500,000(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,500,000(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited liability company)

(1)	BEN Capital is the record owner of 2,500,000 shares of Common Stock of the Issuer, representing 7.6% of the outstanding shares of Common Stock of the Issuer. BEN Capital is a wholly-owned subsidiary of BEN Holdings. BEN Holdings is also the managing member of BEN Capital. As a limited partnership, BEN Holdings is controlled by its general partner, BEN. As a limited partnership, BEN is controlled by its general partner, BEN Management. As a result, each of BEN Holdings, BEN and BEN Management may be deemed to beneficially own all shares of Common Stock of the Issuer owned by BEN Capital based on its relationship with BEN Capital.
(2)	Based upon 32,975,411 shares of Common Stock of the Issuer outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1.

CUSIP No. 36192A 109

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of the Common Stock, $0.001 par value (the “Common Stock”), of GWG Holdings, Inc., a Delaware corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 220 South Sixth Street, Suite 1200, Minneapolis, MN 55402.

Item 2.	Identity and Background.

(a) This Schedule 13D is being jointly filed by the following:

●	Beneficient Capital Company, L.L.C., a Delaware limited liability company (“BEN Capital”).

●	Beneficient Company Holdings, L.P., a Delaware limited partnership (“BEN Holdings”).

●	The Beneficient Company Group, L.P, a Delaware limited partnership (“BEN”).

●	Beneficient Management, L.L.C., a Delaware limited liability company (“BEN Management” and, collectively with BEN Capital, BEN, and BEN Holdings, the “Reporting Persons”).

(b) The principal office and place of business for each of the Reporting Persons is 325 North St. Paul Street, Suite 4850, Dallas, Texas 75201.

(c) The principal business of BEN is to provide liquidity products and services to the owners of alternative assets and illiquid investment funds. BEN, through direct and indirect subsidiaries, offers an array of liquidity products to mid-to-high net worth individuals, family offices and small-to-mid-size institutional investors. BEN Management, as general partner of BEN, manages all of BEN’s operations and activities. BEN Holdings is a holding company, the assets of which consist of direct and indirect ownership interests in its subsidiaries. BEN Capital is an indirect finance subsidiary of BEN. The name, business address, present principal occupation and citizenship of each director of BEN Management are set forth on Schedule A to this Schedule 13D (the “Scheduled Persons”), which in incorporated herein by reference. Unless otherwise indicated, the present principal occupation of each person is with BEN Management.

(d) - (e) During the last five years, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, any Scheduled Person, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   See Item 2(a) above for place of organization for each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Purchase and Contribution Agreement, dated April 15, 2019, by and between BEN, BEN Holdings, AltiVerse Capital Markets, L.L.C. (“AltiVerse”), Sabes AV Holdings, LLC (“Sabes AV”), Insurance Strategies Fund, LLC and SFS Holdings, LLC (the “Purchase Agreement”), on April 26, 2019 (the “Closing”), Messrs. Jon and Steven Sabes sold and transferred all 3,952,155 of the shares of the Company’s Common Stock held directly and indirectly by them and their immediate family members (approximately 12% of the Company’s outstanding common stock in the aggregate); specifically, Messrs. Jon and Steven Sabes (i) sold an aggregate 2,500,000 shares of Company Common Stock to BEN Capital (a subsidiary of BEN Holdings) for $25,000,000 in cash (sourced from working capital) and (ii) contributed the remaining 1,452,155 shares of Company Common Stock to AltiVerse (which is a limited liability company owned by certain of BEN’s founders, including Brad K. Heppner (BEN’s Chief Executive Officer and Chairman) and Thomas O. Hicks (one of BEN’s current directors)), in exchange for certain equity interests in AltiVerse.

The Purchase Agreement is incorporated by reference as Exhibit 10.1 and incorporated herein by reference. The foregoing description of the Purchase Agreement and the transactions contemplated and effected thereby is qualified in its entirety by the contents of the actual Purchase Agreement.

Item 4.	Purpose of Transaction.

The information contained in Item 3 above is incorporated herein by reference.

BEN Capital acquired the 2,500,000 shares of Common Stock as part of an expansion of the strategic relationship between the Issuer and BEN, a transformational event for both organizations that creates a unified platform uniquely positioned to provide an expanded suite of products, services and resources for investors and the financial professionals who assist them. BEN and the Issuer intend to collaborate extensively and capitalize on one another’s capabilities, relationships and services.

Certain other transactions occurred pursuant to the Purchase Agreement and in connection with the Closing (the “Transactions”), including:

●	The Bylaws were amended to increase the maximum number of directors of the Company from nine to 13, and the actual number of directors comprising the Company’s Board of Directors (the “Board”) was increased from seven to 11.

●	All seven members of the Company’s Board prior to the Closing resigned as directors of the Company, and 11 individuals designated by BEN were appointed as directors of the Company, leaving two board seats vacant after the Closing.

●	Jon R. Sabes resigned from all officer positions he held with the Company or any of its subsidiaries prior to the Closing, other than his position as Chief Executive Officer of the Company’s technology focused wholly-owned subsidiaries, Life Epigenetics and youSurance.

●	Steven F. Sabes resigned from all officer positions he held with the Company or any of its subsidiaries prior to the Closing, except as Chief Operating Officer of Life Epigenetics.

●	The resignations of Messrs. Jon and Steven Sabes included a full waiver and forfeit of (i) any severance that may be payable by the Company or any of its subsidiaries in connection with such resignations or the Transactions and (ii) all equity awards of the Company currently held by either of them.

●	Murray Holland, a trust advisor of various related trusts (the “Seller Trusts”) party to the Master Exchange Agreement dated January 12, 2018 by and among the Company, BEN, and the Seller Trusts, among others, as amended and restated, and the Stockholders Agreement (the “Stockholders Agreement”) dated December 27, 2018 by and between the Company and each of the Seller Trusts, was appointed as interim Chief Executive Officer of the Company.

●	The Company entered into performance share unit agreements with certain employees of the Company pursuant to which such employees will receive a bonus under certain terms and conditions, including, among others, that such employees remain employed by the Company or one of its subsidiaries (or, if no longer employed, such employment was terminated by the Company other than for cause, as such term is defined in the performance share unit agreement) for a period of 120 days following the Closing.

●	The Stockholders Agreement was terminated by mutual consent of the parties thereto.

●	BEN Capital and AltiVerse executed and delivered a Consent and Joinder (as defined below) to the Security Agreement (as defined below).

The Purchase Agreement contemplates that after the Closing, the parties will seek to enter into an agreement pursuant to which the Company will have the right to appoint a majority of the board of directors of the general partner of BEN, resulting in the Company and BEN being under common control. The Company and BEN will also seek to enter into a joint venture agreement pursuant to which the Company will offer and distribute (through a FINRA registered managing broker-dealer) BEN’s and its subsidiaries’ liquidity products and services. The Company and BEN intend to reduce capital allocated to life insurance assets while they cooperate to build a larger diversified portfolio of alternative assets investment product portfolios.

Other than as described in this Item 4, the Reporting Person does not have any present plans which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interests in Securities of the Issuer.

(a) - (b) BEN Capital is the record owner of 2,500,000 shares of Common Stock of the Issuer, representing 7.6% of the outstanding shares of Common Stock of the Issuer. BEN Capital is a wholly-owned subsidiary of BEN Holdings. BEN Holdings is also the managing member of BEN Capital. As a limited partnership, BEN Holdings is controlled by its general partner, BEN. As a limited partnership, BEN is controlled by its general partner, BEN Management. As a result, each of BEN Holdings, BEN and BEN Management may be deemed to beneficially own all shares of Common Stock of the Issuer owned by BEN Capital based on its relationship with BEN Capital.

All of the shares of Common Stock held by BEN Capital have been pledged as collateral to secure the Issuer’s obligations under its L Bonds pursuant to that certain Security Agreement (as defined below).

(c) Except as described in this Schedule 13D, the Reporting Person has not effected any transactions in the shares of Common Stock of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

On April 26, 2019, and in connection with the Closing, BEN Capital and AltiVerse executed and delivered a Consent and Joinder (the “Consent and Joinder”) to the Amended and Restated Pledge and Security Agreement dated October 23, 2017 by and among the Issuer, GWG Life, LLC, Messrs. Jon and Steven Sabes and the Bank of Utah (the “Security Agreement”). Pursuant to the Consent and Joinder, Messrs. Jon and Steven Sabes assigned their rights and delegated their obligations under the Security Agreement to BEN Capital and AltiVerse, and BEN Capital and AltiVerse became substitute grantors under the Security Agreement such that the shares of the Issuer’s Common Stock acquired by BEN Capital and AltiVerse pursuant to the Purchase Agreement will continue to be pledged as collateral security for the Issuer’s obligations owing in respect of the L Bonds issued under that certain Amended and Restated Indenture, dated as of October 23, 2017, subsequently amended on March 27, 2018 and supplemented by a Supplemental Indenture dated as of August 10, 2018 (as so amended and supplemented, and as it may be amended or supplemented from time to time hereafter.

The Consent and Joinder is incorporated by reference as Exhibit 10.2 and incorporated herein by reference. The foregoing description of the Consent and Joinder and the transactions contemplated and effected thereby is qualified in its entirety by the contents of the actual Consent and Joinder.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

10.1	Purchase and Contribution Agreement
10.2	Consent and Joinder to Amended and Restated Pledge and Security Agreement
99.1	Agreement to File Jointly

CUSIP No. 36192A 109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2019

BENEFICIENT CAPITAL COMPANY, L.L.C.

By:	/s/ Brad K. Heppner
Name: Brad K. Heppner
Title: Chief Executive Officer

BENEFICIENT COMPANY HOLDINGS, L.P.

By:	/s/ Brad K. Heppner
Name: Brad K. Heppner
Title: Chief Executive Officer

THE BENEFICIENT COMPANY GROUP, L.P.

By:	/s/ Brad K. Heppner
Name: Brad K. Heppner
Title: Chief Executive Officer

BENEFICIENT MANAGEMENT, L.L.C.

By:	/s/ Brad K. Heppner
Name: Brad K. Heppner
Title: Chief Executive Officer

SCHEDULE A

Directors and Executive Officers of Beneficient Management, L.L.C.

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address	Citizenship
Peter T. Cangany, Jr.,	Retired	United States
Director	c/o Beneficient Management, L.L.C.
325 North St. Paul Street, Suite 4850
Dallas, Texas 75201

Michelle Caruso-Cabrera,	Chief Executive Officer	United States
Director	MCC Productions
c/o Beneficient Management, L.L.C.
325 North St. Paul Street, Suite 4850
Dallas, Texas 75201

Richard W. Fisher,	President and Chief Executive Officer	United States
Director	RWF Financial, Inc.
c/o Beneficient Management, L.L.C.
325 North St. Paul Street, Suite 4850
Dallas, Texas 75201

David H. Glaser,	Retired	United States
Director	c/o Beneficient Management, L.L.C.
325 North St. Paul Street, Suite 4850
Dallas, Texas 75201

Thomas O. Hicks,	Founder and Chairman	United States
Director	Hicks Holdings, LLC
Chase Tower
2200 Ross Avenue, Suite 50
Dallas, Texas 75201

Bruce W. Schnitzer,	Managing Director and Chairman	United States
Director	Wand Partners
c/o Beneficient Management, L.L.C.
325 North St. Paul Street, Suite 4850
Dallas, Texas 75201

Roger T. Staubach,	Retired	United States
Director	c/o Beneficient Management, L.L.C.
325 North St. Paul Street, Suite 4850
Dallas, Texas 75201

Sheldon I. Stein,	President	United States
Director	Southern Glazer’s Wine and Spirits
2001 Diplomat Drive
Farmers Branch, Texas 75234

David H. de Weese,	Partner	United States
Director	Paul Capital Advisors
575 Market Street, Suite 2500
San Francisco, California 94105

Bruce Zimmerman,	Retired	United States
Director	c/o Beneficient Management, L.L.C.
325 North St. Paul Street, Suite 4850
Dallas, Texas 75201

Brad K. Heppner,	325 North St. Paul Street, Suite 4850	United States
Director, Chairman and Chief Executive Officer	Dallas, Texas 75201